Exhibit 4.6


                              CERTIFICATE OF DESIGNATION

                                          OF

                      CLASS B $3.50 CONVERTIBLE PREFERRED STOCK

                                          OF

                                    COMPUMED, INC.

                Pursuant to Section 151 of the General Corporation Law
                               of the State of Delaware

          CompuMed, Inc., a corporation organized and existing under the laws of the State of Delaware (the "Corporation"), does hereby certify that, pursuant to the authority conferred on the Board of Directors of the Corporation by the Certificate of Incorporation of the Corporation and in accordance with Section 151 of the General Corporation Law of the State of Delaware, the Board of Directors of the Corporation adopted the following resolution establishing a series of 523,333 shares of Preferred Stock of the Corporation designated as

                             CONVERTIBLE PREFERRED STOCK

          RESOLVED, that pursuant to the authority conferred on the Board of Directors of this Corporation by the Certificate of Incorporation, a series of Preferred Stock, $.10 par value, of the Corporation be and hereby is established and created, and that the designation and number of shares thereof and the voting and other powers, preferences and relative, participating, optional or other rights of the shares of such series and qualifications, limitations and restrictions thereof are as follows:

     1. Designation and Amount. There shall be a series of Preferred Stock designated as "Class B $3.50 Convertible Preferred Stock", and the number of shares constituting such series shall be 523,333. Such series is referred to herein as the "Class B Preferred Stock".

     2. Par Value. The par value for each share of Class B Preferred Stock shall be $.10.

     3. Rank. All shares of Preferred Stock shall rank prior to all of the Corporation's Common Stock, $.01 par value (the "Common Stock"), now or hereafter issued, both as to payment of dividends and as to distributions of assets upon liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary.

     4. Dividends. The holders of Class B Preferred Stock are only entitled to receive dividends, when and as declared at the discretion of the Board of Directors of the Company. Dividends are payable only to holders of record on the stock records of the Company on such record dates as shall be fixed by the Board of Directors of the Company.

          Shares redeemed or converted after the record date for a dividend and before the payment date will be entitled to the dividend but no adjustment will be made on account of dividends with respect to the period after the last record date before the redemption or conversion, as the case may be.

          Unless all annual dividends on the Class A or Class B Preferred Stock have been paid, no dividends or other distributions may be paid or declared and set apart for payment on the Common Stock or any other capital stock of the Company ranking junior to the Class A and Class B Preferred Stock as to dividends.

          Delaware law provides that a corporation may pay dividends in cash or shares of its stock. Such dividends may be paid from either surplus or net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year, provided, however, that if the capital of the corporation shall have been diminished by depreciation in the value of its property, or by losses, or otherwise, to an amount less than the aggregate amount of the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets, the directors of such corporation shall not declare and pay out of such net profits any dividends upon any shares of any classes of its capital stock until the deficiency in the amount of capital represented by the outstanding stock of all classes having a preference upon the distribution of assets shall have been repaired. Surplus is defined as the excess of the net assets of the Company over the amount determined to be capital. The capital of the Company will be the aggregate of the par values of the shares of Common Stock and any Preferred Stock issued. Net assets means the amount by which total assets exceed total liabilities. Neither capital nor surplus are liabilities for this purpose. Thus, the amount by which the net proceeds received by the Company as a part of this offering exceeds the par value of the Common Stock and the par value of any Preferred Stock issued is included in surplus from which dividends may be paid.

     5. Liquidation Rights. In the event of any liquidation, dissolution or winding up of the Company, holders of the Class A Preferred Stock are entitled to receive $3.50 in cash per share plus declared and unpaid dividends out of assets available for distribution to shareholders, prior to any distribution to holders of Common Stock or any other stock ranking junior to the Class B Preferred Stock. The $3.50 cash per share will be appropriately adjusted if the Company (a) subdivides or reclassifies its outstanding shares of Common Stock or (b) combines its outstanding shares of Common Stock into a smaller number of shares of Common Stock. If, upon any liquidation, dissolution or winding up of the Company, the amounts payable with respect to the Class B Preferred Stock (and with respect to any other Preferred Stock ranking on a parity with the Class B Preferred Stock in any such distribution) are not paid in full, the holders of the Class B Preferred Stock (and of such other Preferred Stock) will share ratably in any such distribution of assets in proportion to the full preferential amounts to which such shares are entitled. After payment of the full amount of the liquidating distribution to which they are entitled, the holders of shares of Class B Preferred Stock will not be entitled to any further participation in any distribution of assets by the Company.

          A consolidation or merger of the Company with or into any other corporation or a sale of all or any part of the assets of the Company (which shall not in fact result in the liquidation of the Company and the distribution of assets to stockholders) shall not be deemed to be a liquidation, dissolution or winding up of the Company.

     6. Redemption. The Class B Preferred Stock may be redeemed after one year upon 30-days' written notice at a redemption price of $3.85 per share.

     Preferred Stock shareholders shall have the right to convert into common stock during this 30-day period. The redemption price shall be payable together with accumulated and unpaid dividends to the date fixed for redemption. If full declared dividends on the Class B Preferred Stock through the most recent dividend payment date have not been paid, the Class B Preferred Stock may not be redeemed in part unless approved by the holders of a majority of shares of the Class B Preferred Stock then outstanding and the Company may not purchase or acquire any share of Class B Preferred Stock other than pursuant to a purchase or exchange offer made on the same terms to all holders of the Class B Preferred Stock. If less than all the outstanding shares of Class B Preferred Stock are to be redeemed, the Company will select those to be redeemed by lot or a substantially equivalent method.

          The redemption price will be appropriately adjusted if the Company (a) subdivides or reclassifies its outstanding shares of Common Stock or (b) combines its outstanding shares of Common Stock into a smaller number of shares of Common Stock.

          The shares of Class B Preferred Stock are not subject to any sinking fund or any other similar provision.

          The redemption by the Company of all or any part of the Class B Preferred Stock is subject to the availability of cash. Moreover, under Delaware law, shares of capital stock shall not be redeemed when the capital of the Company is impaired or when the redemption would cause any impairment of capital.

     7. Conversion Rights. Holders of the Class B Preferred Stock will have the right, at their option, to convert such shares into shares of Common Stock at any time at the conversion rate then in effect, provided that, if any of the Class B Preferred Stock is redeemed, the conversion rights pertaining thereto will terminate on the third business day preceding the redemption date.

          Each share of Class B Preferred Stock will be initially convertible into ten (10) shares of Common Stock. No fractional share or scrip representing a fractional share will be issued upon conversion of the Class B Preferred Stock; therefore, holders of shares of Class B Preferred Stock must convert one (1) share of Class B Preferred Stock for each ten (10) shares of Common Stock. Cash will be paid in lieu of fractional shares.

          The number of shares of outstanding Preferred Stock will be appropriately adjusted if the Company (a) pays a dividend or makes a distribution on its shares of Common Stock (but not the Class B Preferred Stock) which is paid or made in shares of Common Stock, (b) subdivides or reclassifies its outstanding shares of Common Stock, (c) combines its outstanding shares of Common Stock into a smaller number of shares of Common Stock, or (d) distributes to all holders of its Common Stock evidences of its indebtedness or assets (excluding any dividend paid in cash out of legally available funds).

          In case of any consolidation or merger to which the Company is a party other than a merger or consolidation in which the Company is the surviving corporation, or in case of any sale or conveyance to another corporation of the property of the Company as an entirety or substantially as an entirety, or in case of any statutory exchange of securities with another corporation, there will be no adjustment of the conversion price, but each holder of shares of Class B Preferred Stock then outstanding will have the right thereafter to convert such shares into the kind and amount of securities, cash or other property which he would have owned or have been entitled to receive immediately after such consolidation, merger, statutory exchange sale or conveyance had such shares been converted immediately prior to the effective date of such consolidation, merger, statutory exchange, sale or conveyance. In the case of a cash merger of the Company into another corporation or any other cash transaction of the type mentioned above, the effect of these provisions would be that the conversion features of the Class B Preferred Stock would thereafter be limited to converting the Class B Preferred Stock at the conversion price in effect at such time into the same amount of cash per share that such holder would have received had such holder converted the Class B Preferred Stock into Common Stock immediately prior to the effective date of such cash merger or transaction. Depending upon the terms of such cash merger or transaction, the aggregate amount of cash so received in conversion could be more or less than the liquidation preference of the Class B Preferred Stock.

          Class B Preferred Stock may be converted upon surrender of the stock certificate at least three (3) days prior to the redemption date at the offices of U.S. Stock Transfer Corporation, Glendale, California, the Company's Transfer Agent, with the form of "Election to Convert" on the reverse side of the stock certificate completed and executed as indicated. Shares of Common Stock issued upon conversion will be fully paid and non-assessable.

     8. Voting Rights. Shares of Common Stock and of Class B Preferred Stock have one non-cumulative vote each. Shares of Common Stock and Class B Preferred Stock vote as a single class on all matters presented to the stockholders for action. Without the affirmative vote of the holders of a majority of the Class B Preferred Stock then outstanding, voting as a separate class, the Company may not (i) amend, alter or repeal any of the preferences or rights of the Class B Preferred Stock, (ii) authorize any reclassification of the Class B Preferred Stock, (iii) increase the authorized number of shares of Class B Preferred Stock or (iv) create any class or series of shares ranking prior to the Class B Preferred Stock as to dividends or upon liquidation.

     9. Status of Acquired Shares. Shares of Class B Preferred Stock redeemed by the Company or received upon conversion pursuant to Section 6 or otherwise acquired by the Company will be restored to the status of authorized but unissued shares of Preferred Stock, without designation as to class, and may thereafter be issued, but not as shares of Class B Preferred Stock.

     10. Preemptive Rights. The Class B Preferred Stock is not entitled to any preemptive or subscription rights in respect of any securities of the Company.

     11. Severability of Provisions. Whenever possible, each provision hereof shall be interpreted in a manner as to be effective and valid under applicable law but, if any provision hereof is held to be prohibited by or invalid under applicable law, such provision shall be ineffective only to the extent of such prohibition or invalidity without invalidating or otherwise adversely affecting the remaining provisions hereof. If a court of competent jurisdiction should determine that a provision hereof would be valid or enforceable if a period of time were extended or shortened or a particular percentage were increased or decreased, then such court may make such change as shall be necessary to render the provision in question effective and valid under applicable law.

          IN WITNESS WHEREOF, CompuMed, Inc. has caused this certificate to be signed by Robert Stuckelman, its President, and its corporate seal hereunder affixed and attested by William B. Barnett, its Secretary, this 12th day of August, 1994.

                                   COMPUMED, INC.


                                   By:  /s/ Robert Stuckelman
                                        ____________________________
                                        ROBERT STUCKELMAN
                                        President


     Attest:

     By:  /s/ William B. Barnett
          _______________________________
          WILLIAM B. BARNETT
          Secretary